CUSIP NO. 726503105

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Under the Securities Exchange Act of 1934*
(Amendment #6)

Plains All American Pipeline, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

                       726503105
(CUSIP Number)

Paul G. Allen
David N. Capobianco
Vulcan Energy Corporation
Vulcan Capital Private Equity Inc.
Vulcan Capital Private Equity I LLC
505 Fifth Avenue S, Suite 900
Seattle, Washington 98104
(206) 342-2000

Vulcan Energy Corporation
Vulcan Energy GP Holdings Inc.
333 Clay St., Suite 1600
Houston, Texas 77002
(713) 646-4100

August 26, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 726503105

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP NO. 726503105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul G. Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 14,386,074 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 14,386,074 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,386,074 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% of Common Units
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David N. Capobianco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Common Units
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 1,995,954 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,995,954 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,954 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Capital Private Equity I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 1,995,954 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,995,954 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,954 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 12,390,120 Common Units
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,390,120 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,390,120 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% of Common Units
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vulcan Energy GP Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0
PERSON WITH	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,390,120 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% of Common Units
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726503105

Introductory Note

This sixth amendment to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 1993, as amended on July 3, 2001, July 23, 2004, October 13, 2004, December 20, 2004 and August 12, 2005.  This sixth amendment is filed by Paul G. Allen, David N. Capobianco, Vulcan Capital Private Equity Inc., a Delaware corporation (“Vulcan Capital Inc.”),  Vulcan Capital Private Equity I LLC, a Delaware limited liability company ("Vulcan Capital LLC”), Vulcan Energy Corporation, a Delaware corporation (“Vulcan Energy”), which is successor by merger to Plains Holdings II Inc., a Delaware corporation, which was successor by merger to Plains Holdings Inc., a Delaware corporation, which was successor by merger to Plains Resources Inc., a Delaware corporation, and Vulcan Energy GP Holdings Inc., a Delaware corporation (“Vulcan Energy GP” and collectively with Messrs. Allen and Capobianco, Vulcan Capital Inc., Vulcan Capital LLC and Vulcan Energy, the “Reporting Persons”) with respect to the Common Units of Plains All American Pipeline, L.P. (the “Issuer”), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston, Texas 77002.  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 9, 2005. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 2.  Identity and Background

Item 2 is amended and restated in its entirety as follows:

a.           Paul G. Allen

Paul G. Allen is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen owns approximately 80% of the outstanding common stock of Vulcan Energy.  Mr. Allen is the sole stockholder and a director of Vulcan Capital Inc. Mr. Allen is a citizen of the United States.

During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

b.           David N. Capobianco

David N. Capobianco is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Capobianco is the Chairman of the Board and Vice President of Vulcan Energy and Vulcan Energy GP. Mr. Capobianco is a citizen of the United States.

During the last five years, Mr. Capobianco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 726503105

c.           Vulcan Capital Private Equity Inc.

Vulcan Capital Private Equity Inc. is a corporation formed under the laws of the state of Delaware and was formed for the purpose of managing Vulcan Capital Private Equity Management I LLC (“Vulcan Capital Management”), a Delaware limited liability company and the manager of Vulcan Capital LLC, which holds 1,995,954 Common Units of the Issuer. Vulcan Capital Inc. is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Vulcan Capital Inc.’s directors are Mr. Allen and Ms. Jo Allen Patton. Vulcan Capital Inc.’s executive officers are:

Name	Office

Jo Allen Patton	President and Chief Executive Officer
W. Lance Conn	Vice President
Bruce R. Lowry	Vice President
Denise K. Fletcher	Vice President
The principal business address of each of the directors and executive officers of Vulcan Capital Inc. is: Vulcan Capital Private Equity Inc., 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of Vulcan Capital Inc.'s nor, to Vulcan Capital Inc.’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan Capital Inc., each of Vulcan Capital Inc.’s directors and executive officers is a citizen of the United States.

d.           Vulcan Capital Private Equity I LLC

Vulcan Capital LLC is a limited liability company formed under the laws of the state of Delaware and was formed for the purpose of holding 1,995,954 Class C Common Units of the Issuer, which have converted into Common Units of the Issuer (see Item 4 below). Vulcan Capital LLC's manager is Vulcan Capital Management, the managing member of which is Vulcan Capital Inc. Vulcan Capital LLC and Vulcan Management LLC are located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

Neither Vulcan Capital LLC nor, to Vulcan Capital LLC’s knowledge, Vulcan Capital Management have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.           Vulcan Energy Corporation

Vulcan Energy is a corporation formed under the laws of the state of Delaware and was formed for the purpose of engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations. Vulcan Energy is located at 333 Clay St., Suite 1600, Houston, Texas 77002. Vulcan Energy is the sole stockholder of Vulcan Energy GP. Vulcan Energy’s directors are W. Lance Conn, David N. Capobianco, James C. Flores, John T. Raymond and Navin Thukkaram. Vulcan Energy’s executive officers are:

CUSIP NO. 726503105

Name	Office
David N. Capobianco	Chairman of the Board and Vice President
Greg L. Armstrong	President and Chief Executive Officer
Phil Kramer	Executive Vice President and Chief Financial Officer
Tim Moore	Vice President, General Counsel and Secretary

The principal business address of Mr. Flores is: P.O. Box 1083, Houston, Texas 77251-1083.  The principal business address of Mr. Raymond is: 700 Louisiana, Suite 4150, Houston, Texas 77002.  The principal business address of Messrs. Armstrong, Kramer and Moore is: 333 Clay Street, Suite 1600, Houston, Texas 77002.  The principal business address of each of the other executive officers and of the directors is: 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.  Messrs. Armstrong, Kramer and Moore were appointed to the positions for administrative efficiency pursuant to the Administrative Services Agreement, dated October 14, 2005 (the “Administrative Services Agreement”), between Plains All American GP LLC., a Delaware limited liability company (“PAA GP”), and Vulcan Energy.  The Administrative Services Agreement provides that (i) Messrs. Armstrong, Kramer and Moore have no policy or decision-making authority with respect to Vulcan Energy’s business or operations and, except as necessary to perform the services contemplated under the Administrative Services Agreement, no authority whatsoever, and (ii) Messrs. Armstrong, Kramer and Moore have no authority or responsibility (unless specifically delegated by the Board of Directors of Vulcan Energy) with respect to any strategic matters relating to Vulcan Energy’s or any of its subsidiaries’ investment in or relationship with any of PAA GP, Plains AAP (as defined below) or the Issuer.

None of Vulcan Energy nor, to Vulcan Energy’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan Energy, each of Vulcan Energy’s directors and executive officers is a citizen of the United States.

f.           Vulcan Energy GP Holdings Inc.

Vulcan Energy GP is a corporation formed under the laws of the state of Delaware for the purpose of holding (i) the membership interests held by Vulcan Energy in PAA GP, which is the general partner of Plains AAP, L.P., a Delaware limited partnership (“Plains AAP”) and the sole member of PAA GP LLC, a Delaware limited liability company and the general partner of the Issuer, and (ii) the partnership interests held by Vulcan Energy in Plains AAP, and as a result thereof, engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations.  Vulcan Energy GP is located at 333 Clay St., Suite 1600, Houston, Texas 77002.  Vulcan Energy is the sole stockholder of Vulcan Energy GP. Vulcan Energy GP's directors are Mr. Capobianco and W. Lance Conn. Vulcan Energy GP's executive officers are:

Name	Office
David N. Capobianco	Chairman of the Board and Vice President
Greg L. Armstrong	President and Chief Executive Officer
Phil Kramer	Executive Vice President and Chief Financial Officer
Tim Moore	Vice President, General Counsel and Secretary

The principal business address of Mr. Capobianco and Mr. Conn is: 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. The principal business address of Messrs. Armstrong, Kramer and Moore is: 333 Clay Street, Suite 1600, Houston, Texas 77002. Messrs. Armstrong, Kramer and Moore were appointed to the positions for administrative efficiency pursuant to the Administrative Services Agreement.  The Administrative Services Agreement provides that (i) Messrs. Armstrong, Kramer and Moore have no policy or decision-making authority with respect to Vulcan Energy GP’s business or operations and, except as necessary to perform the services contemplated under the Administrative Services Agreement, no authority whatsoever, and (ii) Messrs. Armstrong, Kramer and Moore have no authority or responsibility (unless specifically delegated by the Board of Directors of Vulcan Energy GP) with respect to any strategic matters relating to Vulcan Energy GP’s or any of its subsidiaries’ investment in or relationship with any of PAA GP, Plains AAP (as defined below) or the Issuer.

None of Vulcan Energy GP's nor, to Vulcan Energy GP's knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan Energy GP, each of Vulcan Energy GP's directors and executive officers is a citizen of the United States.

CUSIP NO. 726503105

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following paragraph at the end of Item 4:

On August 7, 2008, Vulcan Energy GP sold to Oxy Holding Company (Pipeline), Inc. (“OHC”) a 4.221% interest in PAA GP and 97,083 Class A units in Plains AAP.  As a result, Vulcan Energy GP holds a 50.1% interest in PAA GP and 1,152,300 Class A units in Plains AAP.  Vulcan Energy GP may sell some or all of its membership interest in GP LLC and Class A units in Plains AAP, or may acquire additional membership interests in PAA GP and Class A units in Plains AAP, including through the exercise its right of first refusal with respect thereto, in each case, to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such future transactions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.  In connection with the sale to OHC, Vulcan Energy GP and each of the other owners of membership interests in PAA GP and Class A units in Plains AAP agreed to waive, under certain limited circumstances, its right of first refusal under the LLC Agreement with respect to the sale of up to 10% of the membership interests in PAA GP and Class A units in Plains AAP.

On August 26, 2008, Mr. Allen sold to Mr. Raymond 884 shares of Class A Common Stock of Vulcan Energy, which automatically and immediately converted into shares of Class C Common Stock of Vulcan Energy pursuant to the terms of Vulcan Energy’s certificate of incorporation.

Item 5.  Interest in Securities of Issuer

Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2008, as of August 5, 2008, there were issued and outstanding 122,911,645 Common Units.  As of August 26, 2008, the aggregate number and percentage of Common Units of the Issuer beneficially owned by the Reporting Persons is 14,386,074 Common Units, or 11.7%, although each Reporting Person disclaims beneficial ownership of the Common Units beneficially owned by each other Reporting Person.  This number of units includes the following:

(a)           Mr. Allen does not own any Common Units.  Mr. Allen owns 175,875 shares of Class A Common Stock of Vulcan Energy, or approximately 80% of the outstanding shares of Vulcan Energy common stock.  Mr. Allen is the sole stockholder of Vulcan Capital Inc.

 (b)           Vulcan Capital Inc. does not own any Common Units.  Vulcan Capital Inc. is the managing member of Vulcan Capital Management, which is the manager of Vulcan Capital LLC.

(c)           Vulcan Capital LLC owns a total of 1,995,954 Common Units (representing 1.6% of the total outstanding Common Units).

(d)           Vulcan Energy owns a total of 12,390,120 Common Units (representing 10.1% of the total outstanding Common Units).  Vulcan Energy is the sole stockholder of Vulcan Energy GP.

(e)           Vulcan Energy GP does not own any Common Units.  Vulcan Energy GP owns 50.1% of the Class A limited partnership interests of Plains AAP and 50.1% of the limited liability company interests in PAA GP.

 (f)           David Capobianco does not own any Common Units. Mr. Capobianco owns a minority indirect ownership interest in Vulcan Capital LLC and has an indirect right to receive a performance-based fee based on the performance of Vulcan Capital LLC's holdings, including its Common Units. Mr. Capobianco also has the right to receive a performance-based fee based on the performance of the holdings of Vulcan Energy, including the Common Units indirectly held by Vulcan Energy.  Mr. Capobianco has neither the power to vote nor to dispose of the Issuer securities held by Vulcan Capital LLC or Vulcan Energy and disclaims beneficial ownership of such securities.

CUSIP NO. 726503105

Each Reporting Person and, to such Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of common units of the Issuer during the past 60 days.

Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares any outstanding class of common units of the Issuer beneficially owned by the persons identified in Item 2.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 9, 2005. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

Please see Item 4 above.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2008

/s/ W. Lance Conn
By: W. Lance Conn
As Attorney-in-fact for Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2008

/s/ David N. Capobianco
David N. Capobianco

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2008

VULCAN CAPITAL PRIVATE EQUITY INC.

By:	/s/ W. Lance Conn
Name: W. Lance Conn
Title: Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2008

VULCAN CAPITAL PRIVATE EQUITY I LLC

By: Vulcan Capital Private Equity Management I LLC, its manager

By: Vulcan Capital Private Equity Inc., its managing member

By:	/s/ W. Lance Conn
Name: W. Lance Conn
Title: Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2008

VULCAN ENERGY CORPORATION

By:	/s/ David N. Capobianco
Name: David N. Capobianco
Title: Vice President and Chairman

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2008

VULCAN ENERGY GP HOLDINGS INC.

By:	/s/ David N. Capobianco
Name: David N. Capobianco
Title: Vice President and Chairman

Exhibit Index

Name of Exhibit

None.